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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

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                            SCHEDULE 14D-9

     Solicitation/Recommendation Statement under Section 14(d)(4)
                of the Securities Exchange Act of 1934

                           (Amendment No. 3)

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                    JMB INCOME PROPERTIES, LTD. -V
                       (Name of Subject Company)

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                    JMB INCOME PROPERTIES, LTD. -V
                   (Name of Person Filing Statement)

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                     Limited Partnership Interests
                    (Title of Class of Securities)

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                               466215308
                 (CUSIP Number of Class of Securities)

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                             Gary Nickele
                        JMB REALTY CORPORATION
                       900 North Michigan Avenue
                       Chicago, Illinois  60611
                            (312) 440-4800

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                            With a copy to:

                         Michael H. Kerr, P.C.
                           KIRKLAND & ELLIS
                        200 East Randolph Drive
                       Chicago, Illinois  60601
                            (312) 861-2000

  [ ]Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.






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     Reference is made to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by JMB Income Properties, Ltd.-V, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on May 16, 2000, Amendment 1 thereto, filed with the SEC on May 22, 2000, and Amendment 2 thereto, filed with the SEC on June 5, 2000 (such Schedule 14D-9, as amended, the "Schedule 14D-9"). Capitalized terms not otherwise defined herein are used as in the Schedule 14D-9.



ITEM 8.  ADDITIONAL INFORMATION.

  (d)  NON-BINDING OFFER FOR THE PARTNERSHIP'S PROPERTIES.

     Item 8(d) set forth in the Schedule 14D-9 is hereby amended to include the text set forth below:

     The Partnership has learned that the Potential Purchaser has withdrawn its Non-Binding Offer to purchase the 301 North Main Building and the Phillips Building. The joint venture continues to solicit offers from other prospective purchasers of the buildings.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
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99.6       Press Release, dated June 14, 2000.





                               SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 14, 2000              JMB INCOME PROPERTIES, LTD. - V

                                  By:  JMB Realty Corporation,
                                       its Managing General Partner


                                       By:    /s/ Judd D. Malkin
                                              ---------------------
                                       Name:  Judd D. Malkin
                                       Title: Chairman


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                             EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
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99.6             Press Release, dated June 14, 2000.